UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sociedad Quimica y Minera de Chile S.A.

—————————————————————————

(Name of Issuer)

Series A Shares, without nominal (par) value
Series B Shares, without nominal (par) value

—————————————————————————

(Title of Class of Securities)

Series A Shares: 833636103
Series B Shares: 833635105

—————————————————————————

(CUSIP Number)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

—————————————————————————

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 26, 2007

—————————————————————————

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Global Mining Investment (Chile) Ltda.

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

BK

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

10,344,784

BY EACH REPORTING

Series B Shares:

None

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

10,344,784

Series B Shares:

None

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

10,344,784

Series B Shares:

None

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

7.24%

Series B Shares:

None

14

TYPE OF REPORTING PERSON

PN

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sociedad de Inversiones Pampa Calichera S.A.

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

BK, AF

Series B Shares:

BK, AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

68,279,040

BY EACH REPORTING

Series B Shares:

11,478,252

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

68,279,040

Series B Shares:

11,478,252

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

68,279,040

Series B Shares:

11,478,252

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

47.81%

Series B Shares:

  9.54%

14

TYPE OF REPORTING PERSON

CO

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sociedad de Inversiones Oro Blanco S.A.

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

Not applicable

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED

VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

68,279,040

BY EACH REPORTING

Series B Shares:

11,478,252

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

68,279,040

Series B Shares:

11,478,252

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

68,279,040

Series B Shares:

11,478,252

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

47.81%

Series B Shares:

  9.54%

14

TYPE OF REPORTING PERSON

CO

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Norte Grande S.A.

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

Not applicable

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED

VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

68,279,040

BY EACH REPORTING

Series B Shares:

11,478,252

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

68,279,040

Series B Shares:

11,478,252

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

68,279,040

Series B Shares:

11,478,252

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

47.81%

Series B Shares:

  9.54%

14

TYPE OF REPORTING PERSON

CO

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Inversiones SQYA S.A.

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

BK, AF

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED

VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

68,279,040

BY EACH REPORTING

Series B Shares:

11,478,252

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

68,279,040

Series B Shares:

11,478,252

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

68,279,040

Series B Shares:

11,478,252

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

47.81%

Series B Shares:

  9.54%

14

TYPE OF REPORTING PERSON

CO

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 Inversiones SQ S.A.

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

Not applicable

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

68,279,040

BY EACH REPORTING

Series B Shares:

11,478,252

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

68,279,040

Series B Shares:

11,478,252

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

68,279,040

Series B Shares:

11,478,252

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

47.81%

Series B Shares:

  9.54%

14

TYPE OF REPORTING PERSON

CO

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

S.Q. Grand Cayman Corp.

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

Not applicable

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

68,279,040

BY EACH REPORTING

Series B Shares:

11,478,252

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

68,279,040

Series B Shares:

11,478,252

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

68,279,040

Series B Shares:

11,478,252

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

47.81%

Series B Shares:

  9.54%

14

TYPE OF REPORTING PERSON

CO

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Pacific Atlantic Trading Corporation

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

Not applicable

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

68,279,040

BY EACH REPORTING

Series B Shares:

11,478,252

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

68,279,040

Series B Shares:

11,478,252

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

68,279,040

Series B Shares:

11,478,252

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

47.81%

Series B Shares:

  9.54%

14

TYPE OF REPORTING PERSON

CO

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

The Pacific Trust

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

Not applicable

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

68,279,040

BY EACH REPORTING

Series B Shares:

11,478,252

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

10

SHARED DISPOSITIVE POWER

Series A Shares:

68,279,040

Series B Shares:

11,478,252

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

68,279,040

Series B Shares:

11,478,252

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

47.81%

Series B Shares:

  9.54%

14

TYPE OF REPORTING PERSON

CO

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Julio Ponce Lerou

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

BK, AF

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

68,279,040

BY EACH REPORTING

Series B Shares:

11,478,252

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

68,279,040

Series B Shares:

11,478,252

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

68,279,040

Series B Shares:

11,478,252

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

47.81%

Series B Shares:

  9.54%

14

TYPE OF REPORTING PERSON

IN

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Inversiones La Esperanza (Chile) Ltda.

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

PF

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

3,589,387

BY EACH REPORTING

Series B Shares:

None

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

3,589,387

Series B Shares:

None

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

3,589,387

Series B Shares:

None

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

2.51%

Series B Shares:

None

14

TYPE OF REPORTING PERSON

PN

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

La Esperanza Delaware Corporation

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

PF

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

3,796,937

BY EACH REPORTING

Series B Shares:

None

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

3,796,937

Series B Shares:

None

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

3,796,937

Series B Shares:

None

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

2.66%

Series B Shares:

None

14

TYPE OF REPORTING PERSON

CO

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Kochi S.A.

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

PF

Series B Shares:

PF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

714,084

BY EACH REPORTING

Series B Shares:

50,000

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

10

SHARED DISPOSITIVE POWER

Series A Shares:

714,084

Series B Shares:

50,000

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

714,084

Series B Shares:

50,000

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

*

Series B Shares:

*

14

TYPE OF REPORTING PERSON

CO

————————

* Less than 1%

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Kowa Company Ltd.

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

PF

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

5,292,450

BY EACH REPORTING

Series B Shares:

50,000

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

5,292,450

Series B Shares:

50,000

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

5,292,450

Series B Shares:

50,000

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

3.71%

Series B Shares:

*

14

TYPE OF REPORTING PERSON

CO

————————

* Less than 1%

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Takayashu Miwa

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

Not applicable

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

5,292,450

BY EACH REPORTING

Series B Shares:

50,000

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

5,292,450

Series B Shares:

50,000

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

5,292,450

Series B Shares:

50,000

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

3.71%

Series B Shares:

*

14

TYPE OF REPORTING PERSON

CO

————————

* Less than 1%

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Yoshihiro Miwa

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /x/

(b) / /

3

SEC USE ONLY

4

SOURCE OF FUNDS

Series A Shares:

Not applicable

Series B Shares:

Not applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

/ /

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

7

SOLE VOTING POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

NUMBER OF SHARES

8

SHARED VOTING POWER

BENEFICIALLY OWNED

Series A Shares:

5,292,450

BY EACH REPORTING

Series B Shares:

50,000

PERSON WITH

—————————————————————————————

9

SOLE DISPOSITIVE POWER

Series A Shares:

None

Series B Shares:

None

—————————————————————————————

10

SHARED DISPOSITIVE POWER

Series A Shares:

5,292,450

Series B Shares:

50,000

11

AGGREGATE

AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

Series A Shares:

5,292,450

Series B Shares:

50,000

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

/ /

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Shares:

3.71%

Series B Shares:

*

14

TYPE OF REPORTING PERSON

CO

————————

* Less than 1%

Item 1. Security and Issuer

This Amendment No. 3 amends and restates in its entirety the Statement on Schedule 13D originally filed on August 3, 2006 (as so amended and restated, this “Statement”) and relates to the Series A common shares, without nominal value (“Series A Shares”) and the Series B common shares, without nominal value (“Series B Shares”), of Sociedad Quimica y Minera de Chile S.A., a company organized under the laws of Chile (“SQM”). The principal executive offices of SQM are located at El Trovador 4285, piso 6, Las Condes, Santiago, Chile.

The purpose of this Amendment No. 3 is to report recent purchases and sales of Series A Shares and Series B Shares by the Ponce Lerou Reporting Persons (as defined below) and to include the Grupo Miwa Reporting Persons (as defined below) as joint filers together with the Ponce Lerou Reporting Persons.

Item 2. Identity and Background

This Statement is being jointly filed by Global Mining Investment (Chile) Ltda. (“Global Mining”), Sociedad de Inversiones Pampa Calichera S.A. (“Pampa”), Sociedad de Inversiones Oro Blanco S.A. (“Oro”), Norte Grande S.A. (“Norte”), Inversiones SQYA S.A. (“SQYA”), Inversiones SQ S.A. (“SQ”), S.Q. Grand Cayman Corp. (“SQ Grand Cayman”), Pacific Atlantic Trading Corporation (“Pacific Atlantic Trading”), The Pacific Trust (“Pacific Trust”), Mr. Julio Ponce Lerou (“Mr. Ponce Lerou”) (collectively, the “Ponce Lerou Reporting Persons”) and Inversiones La Esperanza (Chile) Ltda. (“La Esperanza (Chile)”), La Esperanza Delaware Corporation (“La Esperanza Delaware”), Kochi S.A. (“Kochi”), Kowa Company Ltd. (“Kowa”), Takayasu Miwa (“Mr. Takayasu Miwa”) a nd Yoshihiro Miwa (“Mr. Yoshihiro Miwa”) (collectively, the “Grupo Miwa Reporting Persons”). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Each of Global Mining, Pampa, Oro, Norte, SQYA, SQ, SQ Grand Cayman, Pacific Atlantic Trading, Pacific Trust, Mr. Ponce Lerou, La Esperanza (Chile), La Esperanza Delaware, Kochi, Kowa, Mr. Takayasu Miwa and Mr. Yoshihiro Miwa is individually a “Reporting Person” and are collectively the “Reporting Persons.”

Global Mining

Global Mining is a limited liability partnership (sociedad de responsabilidad limitada) organized under the laws of the Republic of Chile. The address of the principal office of Global Mining is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Global Mining is to act as a holding company for the investment in SQM. Global Mining is a wholly-owned subsidiary of Pampa.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Global Mining.

Pampa

Pampa is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Pampa is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Pampa is to act as a holding company for the investment in SQM. As of the date of this Statement, Oro was the owner of record of approximately 68.57% of the outstanding share capital of Pampa.

Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Pampa.

Oro

Oro is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Oro is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Oro is to act as a holding company for the investment in SQM. As the date of this Statement, Norte is the owner of record of approximately 78.35% of the outstanding share capital of Oro.

Set forth on Schedule C to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Oro.

Norte

Norte is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Norte is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Norte is to act as a holding company for the investment in SQM. As the date of this Statement, SQYA is the owner of record of approximately 90% of the outstanding share capital of Norte.

Set forth on Schedule D to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Norte.

SQYA

SQYA is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of SQYA is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of SQYA is to act as a holding company for the investment in SQM. As of the date of this Statement, SQ is the owner of record of approximately 51% of the outstanding share capital of SQYA. The remaining 49% equity interest in SQYA is owned by Yara Nederland B.V. (“Yara”), a corporation organized under the laws of the Netherlands. As a result of its ownership of 51% of SQYA, SQ may be deemed to control SQYA.

Set forth on Schedule E to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of SQYA.

SQ

SQ is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of SQ is Moneda No. 920, Of. 705, Santiago, Republic of Chile. The principal business purpose of SQ is to serve as a holding company for the investment in SQM. As of the date of this Statement, SQ Grand Cayman is the owner of substantially all of the outstanding share capital of SQ.

Set forth on Schedule F to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of SQ.

SQ Grand Cayman

SQ Grand Cayman is a corporation organized under the laws of the Cayman Islands. The address of the principal office of SQ Grand Cayman is 1800 Sovran Center, 1 Commercial Place, Norfolk, VA. The principal business activity of SQ Grand Cayman is to serve as a holding company for the investment in SQM. As of the date of this Statement, Pacific Atlantic Trading is the owner of record of 100% of the outstanding share capital of SQ Grand Cayman.

Set forth on Schedule G to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of SQ Grand Cayman.

Pacific Atlantic Trading

Pacific Atlantic Trading is a corporation organized under the laws of the Cayman Islands. The address of the principal office of Pacific Atlantic Trading is 1800 Sovran Center, 1 Commercial Place, Norfolk, VA. The principal business activity of Pacific Atlantic Trading is to act as a holding company for the investment in SQM. As of the date of this Statement, Pacific Trust is the owner of record of 100% of the outstanding share capital of Pacific Atlantic.

Set forth on Schedule H to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Pacific Atlantic Trading.

Pacific Trust

Pacific Trust is formed under the laws of the British Virgin Islands. The address of the principal office of Pacific Trust is care of Alfaro, Ferrer, Ramirez & Aleman (BVI) at The Lake Building, 1st Floor, Road Town, Tortola, British Virgin Islands. Pacific Trust has no assets or operations other than holding the shares of Pacific Atlantic Trading. Alfaro, Ferrer, Ramirez & Aleman (BVI) is the trustee of Pacific Trust. Mr. Ponce Lerou has the power to direct the administration of Pacific Trust.

Mr. Ponce Lerou

Mr. Ponce Lerou is a citizen of the Republic of Chile. He resides at Luis Carrera No. 2700-A, Apartment 101, Vitacura, Santiago, Chile. Mr. Ponce Lerou serves as chairman of the Board of Directors of SQM.

La Esperanza (Chile)

La Esperanza (Chile) is a limited liability partnership (sociedad de responsabilidad limitada) organized under the laws of the Republic of Chile. The address of the principal office of La Esperanza (Chile) is Augusto Leguia Sur 160, of. 82, Santiago, Chile.  The principal business activity of La Esperanza (Chile) is to act as a holding company for the investment in SQM. As of the date of this Statement, La Esperanza Delaware is the owner of substantially all of the outstanding share capital of La Esperanza (Chile).

Set forth on Schedule I to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of La Esperanza (Chile).

La Esperanza Delaware

La Esperanza Delaware is a corporation organized under the laws of Delaware. The address of the principal office of La Esperanza Delaware is 55 East 59th Street, Suite 19A, New York, New York 10022.  The principal business activity of La Esperanza Delaware is to act as a holding company for the investment in SQM. La Esperanza Delaware is a wholly-owned subsidiary of Kowa.

Set forth on Schedule J to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of La Esperanza Delaware.

Kochi

Kochi is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Kochi is Augusto Leguia Sur 160 of. 82, Santiago, Republic of Chile. The principal business activity of Kochi is to serve as a holding company for investment purposes. As of the date of this Statement, Kowa is the owner of substantially all of the outstanding share capital of Kochi.

Set forth on Schedule K to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Kochi.

Kowa

Kowa is a corporation, organized under the laws of Japan.  The address of the principal office of Kowa is 6-29, Nishiki 3-Chome, Naka-ku, Nagoya, Japan.  The principal business activity of Kowa is to act as a holding company for investment purposes. Kowa is directly owned and controlled by Messrs Takayasu Miwa and Yoshihiro Miwa.

Set forth on Schedule L to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Kowa.

Mr. Takayasu Miwa

Mr. Takayasu Miwa is a citizen of Japan. He resides at 6-29, Nishiki 3-Chome, Naka-ku, Nagoya, Japan. Mr. Takayasu Miwa serves as chairman of Kowa.

Mr. Yoshihiro Miwa

Mr. Yoshihiro Miwa is a citizen of Japan. He resides at 6-29, Nishiki 3-Chome, Naka-ku, Nagoya, Japan.  Mr. Yoshihiro Miwa serves as President of Kowa.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules A through L to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Ponce Lerou Reporting Persons

On December 21, 2004, Pampa acquired 6,000,000 Series A Shares on the Chilean Stock Exchange for an aggregate purchase price of Ch$24,006,000,000. Yara loaned Pampa the funds necessary to complete the acquisition. In order to secure the loan from Yara, Pampa issued notes to Yara in the amount of US$43,000,000 (the “Notes”). On January 10, 2005, Pampa repaid Yara the full amount due under the Notes with the proceeds of a loan from Banco BCI.  On May 30, 2006, Pampa repaid Banco BCI US$3,000,000 and on February 14, 2007, with proceeds from notes issued by SQYA to Banco BCI, repaid Banco BCI the remaining US$40,000,000.

On January 14, 2005, SQYA acquired 6,145,092 Series A Shares on the Chilean Stock Exchange for an aggregate purchase price of Ch$24,592,658,184. Yara and Banco BCI loaned SQYA the funds necessary to complete the acquisition. In order to secure the loans from Yara and Banco BCI, SQYA issued notes to Yara and Banco BCI in the amounts of US$30,000,000 and US$20,000,000, respectively. The notes issued to Yara mature on December 21, 2015 and accrue interest at an annual rate of 6.65%. The notes issued to Banco BCI mature on May 30, 2011 and accrue interest at an annual rate of 6.40%.  On March 6, 2007, SQYA repaid the amount under the notes issued to Yara and on February 14, 2007, repaid US$8,900,000 in principal under the notes issued to Banco BCI.

Pampa originally acquired ownership of 53,557,332 Series A Shares prior to SQM’s registration with the Securities Exchange Commission with funds received from bank loans and capital contributions of its affiliates.

On June 4, 2006, Pampa initiated a tender offer in Chile for Series B Shares. The tender offer was consummated on July 3, 2006, and in connection with the tender offer Pampa acquired 6,207,539 Series B shares for an aggregate purchase price of Ch$35,072,595,350. The source of funds for the acquisition of shares include (i) affiliate contributions in the amount of Ch$13,602,595,350; (ii) a loan from Banco Santander Santiago in the amount of US$30,000,000, which was repaid on February 14, 2007; (iii) a loan from Banco BCI in the amount of US$6,500,000, which was repaid on February 14, 2007 and (iv) a loan from Banco Corpbanca in the amount of US$6,500,000, which was repaid on February 14, 2007.

On various dates from November 8, 2006 to December 20, 2006, Pampa purchased on the open market 7,758,446 Series B Shares for an aggregate purchase price of Ch$55,507,557,750.  The source of funds for the acquisition of these shares was (i) a loan from Banco Santander Santiago in the amount of US$14,495,000, which was repaid on February 14, 2007; (ii) a loan from BCI in the amount of US$8,500,000, which was repaid on February 14, 2007; (iii) a loan from Banco Scotiabank in the amount of US$30,000,000, which was repaid on February 14, 2007, (iv) a loan from Banco Corpbanca in the amount of US$24,256,000, which was repaid on February 14, 2007 and (v) a capital increase on December 12, 2006 which raised approximately US$37,600,000 of which US$27,749,000 was used for the acquisition of shares.

On March 20, 2007, on the Chilean Stock Exchange SQYA sold 5,535,000 Series A Shares for an aggregate purchase price of Ch$41,057,161,283 and Pampa acquired 5,500,000 Series A Shares for an aggregate price of Ch$41,041,733,063.  Pampa’s source of funds for this acquisition was its February 17, 2007 issuance of US$250,000,000 7.75% Senior Secured Notes due 2022 (the “Senior Notes”).  Interest on the notes will be paid semi-annually in arrears on February 14 and August 14 of each year, beginning August 14, 2007.  The principal will be repaid in five equal installments of 20% of the original principal amount on February 14, 2018, February 14, 2019, February 14, 2020, February 14, 2021 and February 14, 2022.

On May 8, 2007, Mr. Ponce Lerou sold 17,026 Series A Shares for an aggregate amount of Ch$150,341,283.  On May 17, 2007, on the Chilean Stock Exchange, SQYA sold and Global Mining  purchased 610,092 Series A Shares for an aggregate amount of Ch$5,402,974,752.  Global Mining’s source of funds for this purchase was cash dividends paid on the Series A Shares it holds.

On May 30, 2007 and May 31, 2007, Global Mining purchased on the Chilean Stock Exchange 102,122 Series A Shares and 209,494 Series A Shares, respectively.  The aggregate price for these shares were Ch$8,850 and Ch$8,900, respectively.  Global Mining’s source of funds for these purchases was cash dividends paid on the Series A Shares it holds.

On June 1, 2007 and June 4, 2007, Pampa sold on the Chilean Stock Exchange 50,567 Series B Shares and 137,166 Series B Shares, respectively. The proceeds from these sales were Ch$ 435,056,259 and Ch$ 1,187,453,463, respectively.

On July 26, 2007, Pampa sold on the Chilean Stock Exchange 2,300,000 Series B Shares for an aggregate amount of Ch$18,329,896,000.  On that same date, Global Mining purchased on the Chilean Stock Exchange 2,300,000 Series A Shares for an aggregate purchase price of Ch$22,166,043,000.  The source of funds for this purchase was the proceeds from the sale by Pampa of the 2,300,000 Series B Shares and proceeds from the issuance of the Senior Notes.

Grupo Miwa Reporting Persons

On various dates from May 17, 1998 to June 10, 1994, Inversiones La Esperanza (Chile) acquired 3,589,387 Series A Shares.  On April 7, 1999 La Esperanza Delaware acquired 207,550 Series A Shares. On April 6, 1999 and on August 4, 1987, Kochi acquired 714,084 Series A Shares and 50,000 Series B Shares, respectively.  On August 22, 2000, Kowa acquired 781,429 Series A Shares.  The source of the funds for these acquisitions was personal funds.

Item 4. Purpose of Transaction

The Reporting Persons undertook the purchases and sales of Series A Shares and Series B Shares listed above in Item 3 in order to increase their interest in SQM and for investment purposes.

Pampa purchased the Series B Shares on July 3, 2006 in order to increase Mr. Ponce Lerou’s indirect combined ownership in SQM to over 25% for investment purposes so that he would be deemed, solely for purposes of Chilean law, as a “controlling shareholder” under Articles No. 97 and No. 99 of the Chilean Securities Market Law. The acquisition by Pampa of the Series B Shares, however, did not materially affect the Ponce Lerou Reporting Persons’ control rights over SQM since the Series B Shares have limited voting rights (holders of Series B Shares elect one of eight members of the Board of Directors (the “Series B Director”) and vote together with the Series A Shares on other matters).  Although being deemed as a “controlling shareholder” for purposes of Chilean law does not provide additional control rights, it does result, under Chilean corporate law, in t he “controlling shareholder” not being required to extend a mandatory public tender offer upon subsequent purchases of securities of the Company.

Pampa purchased additional Series B Shares for investment purposes on the open market on various dates ranging from November 8, 2006 to December 20, 2006, and on December 22, 2006, entered into the Kowa Shareholders Agreement, as described in Item 6 hereof, in order to maintain Mr. Ponce Lerou’s position of “controlling shareholder” under Articles No. 97 and No. 99 of the Chilean Securities Market Law.  For the reasons described in the preceding paragraph, these transactions did not materially affect the Reporting Persons’ control rights over SQM.  The Reporting Persons’ combined ownership of 11.64% of the Series B Shares does not allow them to materially influence the election of the Series B Director and their increased ownership, on a combined basis, of Series A and Series B Shares from 27.33% (in the case of the Ponce Lerou Reporting Persons) to 32.30% does not materially increase their voting power with respect to other matters.

The March 20, 2007 sale of Series A Shares by SQYA on the open market and the corresponding open market purchase of Series A Shares by Pampa on that date were for investment purposes.  The May 8, 2007 sale of Series A Shares by Mr. Ponce Lerou on the open market was for investment purposes.  The May 17, 2007 sale of Series A Shares by SQYA on the open market and the corresponding open market purchase of Series A Shares by Global Mining on that date were for investment purposes.  The May 30, 2007 and May 31, 2007 purchases of Series A Shares by Global Mining on the open market were for investment purposes.  The June 1, 2007 and June 4, 2007 sales of Series B Shares by Pampa on the open market were for investment purposes. These transactions did not materially change the Reporting Persons’ overall ownership of Series A Shares and Series B Shares.

Each of the Reporting Persons intends to review its investment in SQM on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of SQM, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of SQM owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to it s course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: SQM’s business and prospects; other developments concerning SQM and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the Series A and Series B Shares.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.

Item 5. Interests in Securities of the Issuer

Series A Shares

(a)

Ponce Lerou Reporting Persons

Global Mining directly and beneficially owns 10,344,784 Series A Shares, which represents 5.63% of Series A Shares.  Pampa directly owns 57,934,256 Series A Shares and, by virtue of its ownership and control of Global Mining, is deemed to beneficially own the 10,344,784 Series A Shares owned by Global Mining.  Pampa’s aggregate beneficial ownership of 68,279,040 Series A Shares represents 47.81% of Series A Shares.  By virtue of their ownership and control of Pampa, each of Oro and Norte beneficially own the 68,279,040 Series A Shares or 47.81% of Series A Shares beneficially owned by Pampa.

SQYA by virtue of its ownership and control of Norte, is deemed to beneficially own the 68,279,040 Series A Shares beneficially owned by Norte. SQYA’s aggregate beneficial ownership of 68,279,040 Series A Shares represents 47.81% of Series A Shares. Each of SQ, SQ Grand Cayman, Pacific Atlantic Trading and Pacific Trust, by virtue of their direct or indirect ownership and control of SQYA, is deemed to beneficially own the 68,279,040 Series A Shares or 47.81% of Series A Shares beneficially owned by SQYA.

Mr. Ponce Lerou, by virtue of his ownership and control of Pacific Trust, is deemed to beneficially own the 68,279,040 Series A Shares beneficially owned by Pacific Trust. Mr. Ponce Lerou’s aggregate beneficial ownership of 68,279,040 Series A Shares represents 47.81% of Series A Shares.

By virtue of the Kowa Shareholders Agreement the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d) of the Exchange Act.  However, each of Pampa, Oro, Norte, SQYA, SQ Grand Cayman, Pacific Atlantic Trading, Pacific Trust and Mr. Ponce Lerou, disclaim beneficial ownership of the 5,292,450 Series A Shares beneficially owned by Kowa.

Grupo Miwa Reporting Persons

Inversiones La Esperanza (Chile) directly and beneficially owns 3,589,387 Series A Shares, which represents 2.51% of the Series A Shares.  La Esperanza Delaware directly owns 207,550 Series A Shares and by virtue of its ownership and control of Inversiones La Esperanza (Chile), is deemed to beneficially own the 3,589,387 Series A Shares owned by Inversiones La Esperanza (Chile).  La Esperanza Delaware’s aggregate beneficial ownership of 3,796,937 Series A Shares represents 2.66% of the Series A Shares.

Kowa directly owns 781,429 Series A Shares and by virtue of its ownership and control of La Esperanza Delaware, is deemed to beneficially own the 3,796,937 Series A Shares beneficially owned by La Esperanza Delaware.

Kochi directly and beneficially owns 714,084 Series A Shares.  Kowa by virtue of its ownership and control of Kochi is deemed to beneficially own the 714,084 Series A Shares beneficially owned by Kochi.

Messrs Takayasu Miwa and Yoshihiro Miwa, by virtue of their direct ownership and control of Kowa, are deemed to beneficially own the 5,292,450 Series A Shares beneficially owned by Kowa, which represents 3.71% of the Series A Shares.

Each of Kowa, Mr. Takayasu Miwa and Mr. Yoshihiro Miwa disclaims beneficial ownership of the 68,279,040 Series A Shares beneficially owned by Pampa.

 (b)

Ponce Lerou Reporting Persons

Global Mining has the shared power to vote or direct the vote, or dispose or direct the disposition of 10,344,784 Series A Shares. Pampa, Oro, Norte, SQYA, SQ, SQ Grand Cayman, Pacific Atlantic Trading, Pacific Trust and Mr. Ponce Lerou have the shared power to vote or direct the vote, or dispose or direct the disposition of 68,279,040 Series A Shares.

None of the Ponce Lerou Reporting Persons has the sole power to vote or direct the vote, or to dispose or direct the disposition of their respective Series A Shares.

Grupo Miwa Reporting Persons

Inversiones La Esperanza (Chile) has the shared power to vote or direct the vote, or dispose or direct the disposition of 3,589,387 Series A Shares. La Esperanza Delaware has the shared power to vote or direct the vote, or dispose or direct the disposition of 3,796,937 Series A Shares.  Kochi has the shared power to vote or direct the vote, or dispose or direct the disposition of 714,084 of the Series A Shares.  Kowa and Messrs Takayasu Miwa and Yoshihiro Miwa have the shared power to vote or direct the vote, or dispose or direct the disposition of 5,292,450 Series A Shares.

 (c)

None of the Reporting Persons has effected any transaction in the Series A Shares in the last 60 days.

(d)

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Shares beneficially owned by the Reporting Persons.

(e)

Not applicable.

Series B Shares

Ponce Lerou Reporting Persons

(a)

Pampa’s aggregate beneficial ownership of 11,478,252 Series B Shares represents 9.54% of Series B Shares. By virtue of their ownership and control of Pampa, each of Oro and Norte may be deemed to beneficially own the 11,478,252 Series B Shares or 9.54% of Series B Shares beneficially owned by Pampa.

By virtue of SQYA’s ownership and control of Norte, it is deemed to beneficially own the 11,478,252 Series B Shares beneficially owned by Norte.  SQYA’s aggregate beneficial ownership of 11,478,252 Series B Shares represents 9.54% of the Series B Shares.  Each of SQ, SQ Grand Cayman, Pacific Atlantic Trading and Pacific Trust, by virtue of their direct or indirect ownership and control of SQYA, is deemed to beneficially own the 11,478,252 Series B Shares or 9.54% of Series B Shares beneficially owned by SQYA.

By virtue of Mr. Ponce Lerou’s ownership and control of Pacific Trust, he is deemed to beneficially own the 11,478,252 Series B Shares beneficially owned by Pacific Trust.

By virtue of the Kowa Shareholders Agreement the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d) of the Exchange Act.  However, each of Pampa, Oro, Norte, SQYA, SQ Grand Cayman, Pacific Atlantic Trading, Pacific Trust and Mr. Ponce Lerou, disclaim beneficial ownership of the 50,000 Series B Shares beneficially owned by Kowa.

Grupo Miwa Reporting Persons

Kochi directly and beneficially owns 50,000 Series B Shares, which represents less than 1% of the Series B Shares.  Kowa, by virtue of its ownership and control of Kochi, is deemed to beneficially own the 50,000 Series B Shares beneficially owned by Kochi.

Messrs Takayasu Miwa and Yoshihiro Miwa, by virtue of their shared direct ownership and control of Kowa, may be deemed to beneficially own the 50,000 Series B Shares beneficially owned by Kowa.

Each of Kowa, Mr. Takayasu Miwa and Mr. Yoshihiro Miwa disclaim beneficial ownership of the 11,478,252 Series B Shares beneficially owned by Pampa.

(b)

Ponce Lerou Reporting Persons

Pampa, Oro, Norte, SQYA, SQ, SQ Grand Cayman, Pacific Atlantic Trading, Pacific Trust and Mr. Ponce Lerou have the shared power to vote or direct the vote, or dispose or direct the disposition of 11,478,252 Series B Shares.

Grupo Miwa Reporting Persons

Kochi, Kowa and Messrs Takayasu Miwa and Yoshihiro Miwa have the shared power to vote or direct the vote, or dispose or direct the disposition of 50,000 Series B Shares.

(c)

Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Series B Shares in the last 60 days.

(d)

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B Shares beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In order to set the terms and conditions governing their joint ownership of SQYA, Inversiones SQ Holding S.A. (“SQ Holding”) (predecessor entity of SQ) and Norsk Hydro Holland B.V. (“Norsk”) entered into the Shareholders Agreement of Inversiones SQNH S.A. (predecessor entity of SQYA) dated April 18, 2002 (the “Yara Shareholders Agreement”). Pursuant to the Yara Shareholders Agreement, SQ Holding and Norsk agree that Norsk, as the then-owner of 49% of the share capital of SQYA, had the right to designate at least one person to be elected to the boards of directors of Norte, Oro, Pampa and SQM. SQ Holding and Norsk further agreed that any of their votes remaining after electing a person designated by Norsk to the boards of Norte, Oro, Pampa and SQM would be used to elect three directors designated by SQ Holding to the boards of Norte, Oro and Pampa and two directors design ated by SQ Holding to the board of SQM. Under the Yara Shareholders Agreement, SQ Holding and Norsk further agreed that the president of SQM would always be designated by SQ Holding.

On September 15, 2004, Yara acquired Norsk’s interest in SQYA and assumed all of Norsk’s rights and obligations under the Yara Shareholders Agreement. On November 9, 2005, the shareholders of SQ Holding resolved to split SQ Holding into two companies, SQ Holding (surviving entity) and SQ (newly formed entity). SQ Holding’s 51% stake in SQYA was transferred to SQ.

On December 22, 2006, Pampa and Kowa entered into a shareholders agreement (the “Kowa Shareholders Agreement”) which provides, among other things, that each party will vote its shares in SQM together on significant matters.  In addition, under the Kowa Shareholders Agreement Pampa granted Kowa tag-along rights with respect to certain sales of its SQM shares.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:

Joint Filing Agreement, dated as of September 7, 2007, among Global Mining Investment (Chile) Ltda., Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Norte Grande S.A., Inversiones SQYA S.A., SQ S.A., S.Q. Grand Cayman Corp., Pacific Atlantic Trading Corporation, The Pacific Trust, Mr. Julio Ponce Lerou, Inversiones La Esperanza (Chile) Ltda., La Esperanza Delaware Corporation, Kochi S.A., Kowa Company Ltd., Mr. Takayasu Miwa and Mr. Yoshihiro Miwa.

Exhibit 2:

Yara Shareholders Agreement of Inversiones SQNH dated April 18, 2002 among Inversiones SQ Holding S.A. and Norsk Hydro Holland B.V. (filed as Exhibit 2 to the Ponce Lerou Reporting Persons’ Schedule 13D filed on February 15, 2005 and incorporated by reference herein).

Exhibit 3:

Kowa Shareholders Agreement, dated December 22, 2006 between Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. (filed as Exhibit 1 to the Ponce Lerou Reporting Persons’ Schedule 13D filed on February 2, 2007).

Exhibit 4:

Indenture, 7.75% Senior Secured Notes due 2022, dated as of February 14, 2007, among Sociedad de Inversiones Pampa Calichera S.A., Deutsche Bank Trust Company Americas as Trustee and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2007

GLOBAL MINING INVESTMENT (CHILE) LTDA.	SQ S.A.

By /s/ Jose Guerrero Zamorano	By /s/ Jorge Araya Cabrera
Name: Jose Guerrero Zamorano	Name: Jorge Araya Cabrera
Title: General Manager	Title: General Manager

SOCIEDAD DE INVERSIONES PAMPA CALICHERA S.A.	S.Q. GRAND CAYMAN CORP.

By /s/ Jorge Araya Cabrera	By /s/ Roberto Guzman Lyon
Name: Jorge Araya Cabrera	Name: Roberto Guzman Lyon
Title: General Manager	Title: General Manager

SOCIEDAD DE INVERSIONES ORO BLANCO S.A.	PACIFIC ATLANTIC TRADING CORPORATION

By /s/ Jorge Araya Cabrera	By /s/ Roberto Guzman Lyon
Name: Jorge Araya Cabrera	Name: Roberto Guzman Lyon
Title: General Manager	Title: General Manager

NORTE GRANDE S.A.	THE PACIFIC TRUST

By /s/ Jorge Araya Cabrera	By /s/ Roberto Guzman Lyon
Name: Jorge Araya Cabrera	Name: Roberto Guzman Lyon
Title: General Manager	Title: General Manager

INVERSIONES SQYA S.A.	JULIO PONCE LEROU

By /s/ Jorge Araya Cabrera	By /s/ Julio Ponce Lerou
Name: Jorge Araya Cabrera	Name: Julio Ponce Lerou
Title: General Manager

INVERSIONES LA ESPERANZA (CHILE) LTDA.	LA ESPERANZA DELAWARE CORPORATION

By /s/ Koji Yoshimoto	By /s/ Koji Yoshimoto
Name: Koji Yoshimoto	Name: Koji Yoshimoto
Title: General Manager	Title: Attorney-in-Fact

KOCHI S.A.	KOWA COMPANY LTD.

By /s/ Koji Yoshimoto	By /s/ Koji Yoshimoto
Name: Koji Yoshimoto	Name: Koji Yoshimoto
Title: General Manager	Title: Attorney-in-Fact

TAKAYASU MIWA	YOSHIHIRO MIWA

By /s/ Takayasu Miwa	By /s/ Yoshihiro Miwa
Name: Takayasu Miwa	Name: Yoshihiro Miwa

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING GLOBAL MINING

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Jose Guerrero Zamorano (Officer)	El Trovador 4285, 11th Floor, Las Condes Santiago, Chile	Officer - Global Mining Investment (Chile) Ltda.	Chile

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING PAMPA

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Julio Ponce Lerou (Chairman of Board of Directors)	El Trovador 4285 6th Floor Santiago, Chile	Chairman of Board of Directors – SQM	Chile
Mr. Fernando Tisne Maritano (Director)	Av. Isidora Goyenechea 3621, 8th Floor Santiago, Chile	Business Engineer - Executive of Moneda Assets Management	Chile
Mr. Juan Luis Rivera Palma (Director)	Av. Isidora Goyenechea 3621, 8th Floor Santiago, Chile	Business Engineer - Executive of Moneda Asset Management	Chile
Mr. Eugenio Ponce Lerou (Director)	El Trovador 4285 6th Floor Santiago, Chile	Mechanical Engineer - Senior Commercial Vice President of SQM	Chile
Mr. Kendrick T. Wallace (Director)	El Trovador 4285 6th Floor Santiago, Chile	Senior Vice President and General Counsel – Yara International ASA Member of the Board of Directors of SQM	U.S.A.
Mr. Patricio Phillips Saenz (Director)	El Trovador 4285 11th Floor Santiago, Chile	Business Engineer	Chile
Mr. Luis Vasquez Caro (Director)	Av. Isidora Goyenechea 3600, office 1002, 8th Floor Santiago, Chile	Business Engineer - Molina Swett y Valdes S.A.	Chile
Mr. Jorge Araya Cabrera (Officer)	El Trovador 4285 11th Floor Santiago, Chile	Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., and Norte Grande S.A.	Chile

SCHEDULE C

ADDITIONAL INFORMATION CONCERNING ORO

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Julio Ponce Lerou (Chairman of Board of Directors)	El Trovador 4285 6th Floor Santiago, Chile	Chairman of Board of Directors – SQM	Chile
Mr. Julio Ponce Pinochet (Director)	El Trovador 4285 4th Floor Santiago, Chile	Forestry Engineer – SQM	Chile
Mr. Alejandro Ponce Pinochet (Director)	El Trovador 4285 5th Floor Santiago, Chile	Forestry Engineer - SQM	Chile
Mr. Luis Vasquez Caro (Director)	Av. Isidora Goyenechea 3600, office 1002 Santiago, Chile	Business Engineer - Molina Swett y Valdes S.A.	Chile
Mr. Juan Luis Rivera Palma (Director)	Isidora Goyenechea 3621, 8th Floor Santiago, Chile	Business Engineer - Executive of Moneda Asset Management	Chile
Mr. Kendrick T. Wallace (Director)	El Trovador 4285 6th Floor Santiago, Chile	Senior Vice President and General Counsel - Yara International ASA Member of the Board of Directors of SQM	U.S.A.
Mr. Patricio Phillips Saenz (Director)	El Trovador 4285 11th Floor Santiago, Chile	Business Engineer	Chile
Mr. Jorge Araya Cabrera (Officer)	El Trovador 4285 11th Floor Santiago, Chile	Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., and Norte Grande S.A.	Chile

SCHEDULE D

ADDITIONAL INFORMATION CONCERNING NORTE

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Julio Ponce Lerou (Chairman of Board of Directors)	El Trovador 4285 6th Floor Santiago, Chile	Chairman of Board of Directors – SQM	Chile
Mr. Julio Ponce Pinochet (Director)	El Trovador 4285 4th Floor Santiago, Chile	Forestry Engineer – SQM	Chile
Mr. Alejandro Ponce Pinochet (Director)	El Trovador 4285 5th Floor Santiago, Chile	Forestry Engineer – SQM	Chile
Mr. Luis Vasquez Caro (Director)	Av. Isidora Goyenechea 3600, office 1002 Santiago, Chile	Business Engineer - Molina Swett y Valdes S.A.	Chile
Mr. Felipe Garcia-Huidobro MacAuliffe (Director)	Mapocho 3411 Santiago, Chile	Officer - SQ S.A.	Chile
Mr. Kendrick T. Wallace (Director)	El Trovador 4285 6th Floor Santiago, Chile	Senior Vice President and General Counsel - Yara International ASA Member of the Board of Directors of SQM	U.S.A.
Mr. Patricio Phillips Saenz (Director)	El Trovador 4285 11th Floor Santiago, Chile	Business Engineer	Chile
Mr. Jorge Araya Cabrera (Officer)	El Trovador 4285 11th Floor Santiago, Chile	Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., and Norte Grande S.A.	Chile

SCHEDULE E

ADDITIONAL INFORMATION CONCERNING SQYA

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Julio Ponce Lerou (Chairman of Board of Directors)	El Trovador 4285 11th Floor Santiago, Chile	Chairman of Board of Directors – SQM	Chile
Mr. Pablo Iacobelli de Rio (Director)	24th Floor Santiago, Chile	Attorney - Carey y Cia Ltda.	Chile
Mr. Jorge Araya Cabrera (Director)	El Trovador 4285 11th Floor Santiago, Chile	Director	Chile
Mr. Ricardo Peralta Valenzuela (Director)	El Trovador 4285 6th Floor Santiago, Chile	Attorney - SQM	Chile
Mr. Kendrick T. Wallace (Director)	El Trovador 4285 6th Floor Santiago, Chile	Senior Vice President and General Counsel - Yara International ASA Member of the Board of Directors of SQM	U.S.A.
Mr. Jorge Araya Cabrera (Officer)	El Trovador 4285 11th Floor Santiago, Chile	Officer - SQ S.A. and Inversiones SQYA S.A.	Chile

SCHEDULE F

ADDITIONAL INFORMATION CONCERNING SQ S.A.

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Julio Ponce Lerou (Chairman of Board of Directors)	El Trovador 4285 6th Floor Santiago, Chile	Chairman of Board of Directors - SQM	Chile
Mr. Felipe Garcia-Huidobro MacAuliffe (Director)	Mapocho 3411 Santiago, Chile	Officer - SQ S.A.	Chile
Mr. Jorge Araya Cabrera (Director)	El Trovador 4285 11th Floor Santiago, Chile	Officer - Inversiones SQYA S.A. and SQ S.A.	Chile
Mr. Jorge Araya Cabrera (Officer)	El Trovador 4285 11th Floor Santiago, Chile	Officer - SQ S.A. and Inversiones SQYA S.A.	Chile

SCHEDULE G

ADDITIONAL INFORMATION CONCERNING SQ GRAND CAYMAN CORP.

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. John Metcalfe Cole (Director)	12 Wheatfield Road Harpenden, Herfordshire England	Accountant	England and Wales
Mr. Roberto Guzman Lyon (Officer)	Moneda 920 7th Floor, Office 705 Santiago, Chile	Officer - SQ Grand Cayman Corp. and Attorney (Partner) – Servicios Profesionales Guzman y Manriquez Ltda	Chile

SCHEDULE H

ADDITIONAL INFORMATION CONCERNING PACIFIC ATLANTIC TRADING

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Thomas A. Rucker (Director)	222 Central Park Avenue Suite 1500 Virginia Beach, VA U.S.A.	Attorney - Partner of Willcox & Savage	U.S.A.
Mr. Roberto Guzman Lyon (Officer)	Moneda 920 7th Floor, Office 705 Santiago, Chile	Officer - Pacific Atlantic Trading and Attorney (Partner) - Servicios Profesionales Guzman y Manriquez Ltda.	Chile

SCHEDULE I

ADDITIONAL INFORMATION CONCERNING LA ESPERANZA (CHILE)

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Koji Yoshimoto	Augusto Leguia Sur 160 of. 82	General Manager	Japan

SCHEDULE J

ADDITIONAL INFORMATION CONCERNING LA ESPERANZA DELAWARE

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Koji Yoshimoto	Augusto Leguia Sur 160 of. 82	Attorney-in-Fact	Japan

SCHEDULE K

ADDITIONAL INFORMATION CONCERNING KOCHI

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Yoshitaka Maeda (President and Director)	Augusto Leguia Sur 160 of. 82	Chairman	Japan
Shinya Tsutsumi (Director)	Augusto Leguia Sur 160 of. 82	Director	Japan
Atsuteru Shimizu (Director)	Augusto Leguia Sur 160 of. 82	Director	Japan
Koji Yoshimoto (Director)	Augusto Leguia Sur 160 of. 82	General Manager	Japan
Nelson Bahamonde (Director)	Augusto Leguia Sur 160 of. 82	Commercial Manager	Chile

SCHEDULE L

ADDITIONAL INFORMATION CONCERNING KOWA

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Takayasu Miwa	6-29, Nishiki 3-Chome, Naka-ku, Nagoya, Japan.	Chairman	Japan
Mr. Yoshihiro Miwa	6-29, Nishiki 3-Chome, Naka-ku, Nagoya, Japan.	President	Japan
Mr. Koji Yoshimoto	Augusto Leguia Sur 160 of. 82	Attorney-in-Fact	Japan